For Immediate Release

Concordia Financial Group, Ltd. Date: December 12, 2016 URL: http://www.concordia-fg.jp/e/

Concordia files for termination of its reporting obligations under the Securities Exchange Act of 1934

Concordia Financial Group, Ltd. (the “Company”) (Representative Director, President: Tatsumaro Terazawa) hereby announces that it intends to terminate its reporting obligations with the U.S. Securities and Exchange Commission (the “SEC”) under Section 15(d) of the Securities Exchange Act of 1934, as amended.  For this purpose, the Company is filing with the SEC a certification under Form 15F today. Upon such filing, the Company’s reporting obligations with the SEC will be suspended immediately.  The termination of the reporting obligations is expected to become effective no later than 90 days after such filing if there are no objections from the SEC.

For any inquiries regarding the above, please contact the Company’s counsel, Shearman & Sterling LLP, at +81-3-5251-1601.

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